UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ascendis Pharma A/S

(Name of Issuer)

American Depository Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Albert Cha

Vivo Capital LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

(650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,799,112 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,799,112(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,112(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.3%(2)
14.	TYPE OF REPORTING PERSON OO
(1)	Includes 1,760,739 shares held of record by Vivo Ventures Fund VII, L.P., and 38,373 shares held of record by Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the sole general partner of both of the Vivo VII Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.
(2)	Based upon 41,523,765 shares of common stock outstanding, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on February 23, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form F-3 (File No. 333-216882).

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4485069
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,760,739
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,760,739
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,739
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.2% (1)
14.	TYPE OF REPORTING PERSON PN
(1)	Based upon 41,523,765 shares of common stock outstanding, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on February 23, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form F-3 (File No. 333-216882).

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 38-3860034
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	38,373
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	38,372
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1% (1)
14.	TYPE OF REPORTING PERSON PN
(1)	Based upon 41,523,765 shares of common stock outstanding, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on February 23, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form F-3 (File No. 333-216882).

CUSIP No. 04351P101

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Opportunity, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 82-3132352
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	367,720
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	367,720
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,720
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.9%(1)
14.	TYPE OF REPORTING PERSON OO
(1)	The shares are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.
(2)	Based upon 41,523,765 shares of common stock outstanding, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on February 23, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form F-3 (File No. 333-216882).

CUSIP No. 04351P101

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Opportunity Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 82-3132410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	367,720
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	367,720
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,720
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.9%(1)
14.	TYPE OF REPORTING PERSON PN
(1)	Based upon 41,523,765 shares of common stock outstanding, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on February 23, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form F-3 (File No. 333-216882).

SCHEDULE 13D

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on February 17, 2015 and Amendment No. 1 to Schedule 13D filed on June 20, 2016 (the “Prior 13D”) relates to the beneficial ownership of American Depositary Shares (“ADSs”), representing issued ordinary shares (“Ordinary Shares”), of Ascedis Pharm A/S, a public limited liability company organized under the laws of the Kingdom of Denmank (“Issuer”). This Amendment is being filed by Vivo Ventures VII, LLC, a Delaware limited liability company, Vivo Ventures Fund VII, L.P., a Delaware limited partnership, Vivo Ventures VII Affiliates Fund, L.P., a Delaware limited partnership, Vivo Opportunity, LLC, a Delaware limited liability company, and Vivo Opportunity Fund, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”). The Issuer’s principal executive offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 2. Identity and Background

(a)	The Reporting Persons filing this Schedule 13D are Vivo Ventures VII, LLC, Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P., Vivo Opportunity, LLC and Vivo Opportunity Fund, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. and be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Vivo Opportunity Fund, L.P. The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit 99.1.
(b)	The address of the principal place of business for each of the Reporting Persons is c/o Vivo Capital LLC, 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.
(c)

The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of Vivo Ventures VII, LLC is to serve as the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Shan Fu and Chen Yu, none of whom has individual voting or investment power with respect to shares held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. and each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The principal business of Vivo Opportunity, LLC is to serve as the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Frank Kung, Albert Cha, Shan Fu, Gaurav Aggarwal and Michael Chang, none of whom has individual voting or investment power with respect to these shares held of record by Vivo Opportunity Fund, L.P. and each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Vivo Ventures VII, LLC and Vivo Opportunity, LLC are Delaware limited liability companies. Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. are Delaware limited Partnerships.

Item 3. Source and Amount of Funds or Other Consideration

On February 22, 2018, Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Opportunity Fund, L.P. purchased 31,592, 688 and 367,720 shares of ADS, respectively, in connection with the Issuer’s underwritten offering made under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission pursuant to the Issuer’s effective shelf registration statement on Form F-3 (Registration No. 333-216882) and a related registration statement on Form F-3MEF (File No. 333-223134) filed on February 21, 2018 in accordance with Rule 462(b) of the Securities Act of 1933, as amended.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons purchased the numbers of shares set forth below on the respective dates set forth below.

Date	Number of Shares	Held of Record by:
6-28-2016	39,147	Vivo Ventures Fund VII, L.P.
6-28-2016	853	Vivo Ventures VII Affiliates Fund, L.P.
2-22-2018	31,592	Vivo Ventures Fund VII, L.P.
2-22-2018	688	Vivo Ventures VII Affiliates Fund, L.P.
2-22-2018	367,720	Vivo Opportunity Fund, L.P.

Item 5.	Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)       Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not Applicable.

(e)       Not Applicable.

Item 7.	Materials to be Filed as Exhibits

99.1	Agreement of Joint Filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 2, 2018

Vivo Ventures VII, LLC

By	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Opportunity, LLC

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Opportunity Fund, L.P.
By:	Vivo Opportunity, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 04351P101

EXHIBIT INDEX

Exhibit	Description
99.1	Agreement of Joint Filing